UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LEGACY ACQUISITION CORP.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A common stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

524643202

(CUSIP Number of Class of Securities)

Edwin J. Rigaud

Chairman and Chief Executive Officer

Legacy Acquisition Corp.

1308 Race Street Suite 200

Cincinnati, Ohio 45202

(505) 820-0412
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Penny J. Minna, Esq.

Gerry Williams, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
Not applicable.*	Not applicable.*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2020

LEGACY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38296	81-3674868
(State or jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1308 Race Street, Suite 200

Cincinnati OH 45202

(Address of principal executive offices, including zip code)

(513) 618-7161

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one Warrant to purchase one-half of one share of Class A common stock	LGC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	LGC	New York Stock Exchange
Warrants, exercisable for one-half of one share of Class A common stock for $5.75 per half share, or $11.50 per whole share	LGC.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging Growth Company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On September 18, 2020, Legacy Acquisition Corp., a Delaware corporation (“Legacy” or the “Company”), and Onyx Enterprises Int’l, Corp., a New Jersey corporation (“Onyx”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Legacy, Excel Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Legacy and directly owned subsidiary of Merger Sub 2 (“Merger Sub 1”), Excel Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Legacy (“Merger Sub 2”), Onyx, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the stockholder representative pursuant to the terms of Section 11.16 of the Business Combination Agreement (the “Stockholder Representative”). The stockholders of the Company previously approved the Business Combination Agreement and the transactions contemplated thereby pursuant to a stockholders’ written consent, as described in a Current Report on Form 8-K filed by the Company on September 22, 2020.

Pursuant to the Business Combination Agreement, on October 1, 2020, that certain stockholder of Legacy holding in the aggregate at least a majority of the outstanding shares of Legacy’s Class F common stock, par value $0.0001 per share (“Class F common stock”), and Legacy’s Class A common stock, par value $0.0001 per share (“Class A common stock” and, together with the Class F common stock, the “common stock”), executed and delivered to Legacy an irrevocable written consent (the “Stockholders’ Written Consent”) approving (i) the adoption and approval of an amended and restated certificate of incorporation of Legacy (the “Amended Charter”), to be effective after the closing of the transactions contemplated by the Business Combination Agreement, which among other things (x) changes Legacy’s name to PARTS iD, Inc., (y) designates the classes of members of the Company’s board of directors and (z) eliminates provisions allowing the stockholders to act by written consent in lieu of a stockholder meeting, (ii) the adoption of the PARTS iD, Inc. 2020 Equity Incentive Plan, to be effective after the closing of the transactions contemplated by the Business Combination Agreement, and (iii) the adoption of the PARTS iD, Inc. Employee Stock Purchase Plan, to be effective after the closing of the transactions contemplated by the Business Combination Agreement. The Stockholders’ Written Consent became effective at 11:59 p.m., New York City time, on October 1, 2020.

Legacy intends to prepare and file with the Securities and Exchange Commission (the “SEC”) an information statement (including any amendments or supplements thereto, the “Information Statement”) containing the information specified in Schedule 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), concerning the Stockholders’ Written Consent, the Business Combination Agreement and the other transactions contemplated thereby. The Information Statement will be sent to the holders of record of Legacy Class A common stock as of September 30, 2020.

Item 7.01 Regulation FD Disclosure

Furnished as Exhibit 99.1 hereto is a copy of an investor presentation, dated October 5, 2020, that will be used by Legacy in connection with its previously announced business combination (the “Business Combination”) with Onyx pursuant to the Business Combination Agreement.

The information in this Item 7.01 and incorporated by reference hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Legacy’s and Onyx’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “propose,” “plan,” “contemplate,” “may,” “will,” “shall,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “positioned,” “goal,” “conditional” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Legacy’s anticipated name following the closing of the proposed transaction, the expectation that shares of the post-acquisition company will trade on the New York Stock Exchange following closing, the belief regarding Onyx’s ability to capitalize on the shift to online spending, the belief that Onyx’s approach to eCommerce will lead to profitable growth, the belief that the combination of Onyx and Legacy will lead to synergies that will accelerate Onyx’s performance, the anticipated closing consideration for the proposed transaction, and the anticipated closing date of the proposed transaction.

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These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Legacy’s and Onyx’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, (2) the outcome of any legal proceedings that may be instituted against Legacy and other transaction parties following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to the inability to satisfy conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common stock on the New York Stock Exchange following the proposed transaction; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to operate cohesively as a standalone group, grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Onyx or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the aggregate number of Legacy shares requested to be redeemed by Legacy’s stockholders in connection with the proposed Business Combination; (13) disruptions in the economy or business operations of Onyx or its suppliers due to the impact of COVID-19; (14) the outcome of the pending legal proceedings with certain Onyx stockholders; (15) potential adjustments to the unaudited non-GAAP interim financial results of Onyx; and (16) other risks and uncertainties indicated from time to time in the information statement relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Legacy’s other filings with the SEC, including the Schedule TO that will be filed with the SEC in connection with the Business Combination. Legacy cautions that the foregoing list of factors is not exclusive. Legacy cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Legacy does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information about the Information Statement and the Proxy Statement

Legacy will prepare and file with the Securities and Exchange Commission (the “SEC”) an Information Statement for its stockholders containing the information with respect to the Business Combination specified in Schedule 14C promulgated under the Exchange Act and describing the proposed Business Combination and the other transactions contemplated by the Business Combination Agreement. In addition, in connection with the proposed amendments (the “Warrant Amendments”) to the Warrant Agreement between Legacy and Continental Stock Transfer & Trust Company, dated as of November 16, 2017, Legacy intends to file a preliminary consent solicitation statement with the SEC. Legacy’s security holders and other interested persons are advised to read the applicable information statement or consent solicitation statement and the respective amendments thereto and other relevant materials to be filed in connection with the proposed Business Combination and Warrant Amendments, respectively, with the SEC, including, when available, a definitive information statement on Schedule 14C and a definitive consent solicitation statement on Schedule 14A and the respective documents incorporated by reference therein, as these materials will contain important information about the Business Combination and Warrant Amendments, as applicable. When available, the definitive information statement or definitive consent solicitation statement and other relevant materials for the Business Combination and Warrant Amendments, respectively, will be mailed to the applicable securityholders of Legacy as of a record date to be established for voting on the Business Combination and Warrant Amendments. Securityholders will also be able to obtain copies of the preliminary information statement or the preliminary consent solicitation statement, or the definitive information statement or the definitive consent solicitation statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (513) 618-7161.

Important Information about the Tender Offer

Pursuant to the Business Combination Agreement, Legacy may consummate its initial Business Combination with Onyx and conduct redemptions of the issued and outstanding shares of Legacy’s Class A common stock, par value $0.0001 per share (the “Common Shares”) through a cash tender offer, which has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy the Common Shares will be made pursuant to an offer to purchase and related materials that Legacy intends to file with the SEC. At the time the offer is commenced, Legacy will file a tender offer statement on Schedule TO with the SEC.  The tender offer statement (including an offer to purchase, a related letter of transmittal, and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the cash tender offer. These materials will be sent free of charge to all security holders of Legacy when available. In addition, all of these materials (and all other materials filed by Legacy with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (513) 618-7161.  Security holders of Legacy are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the cash tender offer because they will contain important information about the cash tender offer, the Business Combination and the parties to the Business Combination Agreement.

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Participants in the Solicitation

Legacy and its directors and executive officers may be deemed participants in the solicitation of consents from Legacy’s warrantholders with respect to the Warrant Amendments. A list of the names of those directors and executive officers and a description of their interests in Legacy will be contained in Legacy’s definitive proxy statement that will be filed with respect to the Warrant Amendments and in its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (513) 618-7161. Additional information regarding the interests of such participants will be contained in the proxy statement for the Warrant Amendments, when available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or in accordance with an exemption from registration therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Investor Presentation dated October 5, 2020
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGACY ACQUISITION CORP.

October 5, 2020	By:	/s/ William C. Finn
	Name:	William C. Finn
	Title:	Chief Financial Officer

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Exhibit 99.1

Confidential – For Discussion & General Information Purposes Only Investor Presentation October 2020

2 Disclaimer This presentation (“Presentation”) is for informational purposes only. This Presentation has been prepared to assist parties in making their own evaluation with respect to a proposed transaction as contemplated by the definitive business combination Agreement (the “Business Combination Agreement”) by and among Legacy Acquisition Corp. (“Lega cy” ), Excel Merger Sub I, Inc., an indirect wholly owned subsidiary of Legacy and directly owned subsidiary of Merger Sub 2 (as herein defined) (“Merger Sub 1”), Excel Merger Sub II, LLC, a direct wholly owned subsid iar y of Legacy (“Merger Sub 2”), Onyx Enterprises Int’l, Corp. (the “Company”), and Shareholder Representative Services, a Colorado limited liability company, and for no other purpose. Additional information abo ut the proposed transaction and the definitive business combination agreement will be provided to stockholders containing the information with respect to the transaction specified in a preliminary information st ate ment and definitive information statement on Schedule 14C promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that Legacy intends to file with the Securities and Exchange Commission (t he “SEC”) in connection with the proposed transaction. Under the definitive agreement, ( i ) Merger Sub 1 will merge with and into the Company, with the Company surviving as a direct wholly - owned subsidiary of Merger Su b 2 (the “First Surviving Company”), and (ii) immediately thereafter, the First Surviving Company will merge with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly - owned subsidiary of Legacy. This Presentation is not intended to form the basis of any investment or other decision with respect to the proposed transaction. Certain information contained herein has been derived from sources prepared by third parties. While such information is belie ved to be reliable for the purposes used herein, neither Legacy nor the Company makes any representation or warranty with respect to the accuracy of such information. CARiD’s design logo is the property of the Compa ny. Other trademarks and trade names referred to in this Presentation are the property of their respective owners. This Presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to purchase any securities of Legacy, the Company or any other person. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a possible transaction between Legacy an d t he Company (the “Transaction”), and for no other purpose. The information contained herein does not purport to be all - inclusive. The recipient agrees and acknowledges that this Presentation does not constitute investmen t, tax or legal advice. No representation or warranty, express or implied, is or will be given by Legacy or the Company or any of their respective affiliates, directors, officers, employees or advisers or any other person a s t o the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible Tr ans action, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowled ges and agrees that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. Legacy and the Company disclaim any duty to update the information c ont ained in this Presentation, which information is given only as of the date of this Presentation unless otherwise stated herein. Forward - Looking Statements This Presentation contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Ac t of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, including statements regarding Legacy and the Company and the potential Transaction between Leg acy and the Company and their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts, est ima tes or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements. The words “opportunities,” “anticipate,” “believe,” “continue,” “could,” “estimate, ” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a sta tement is not forward - looking. These forward - looking statements are based on Legacy’s and the Company’s current expectations and assumptions about future events and are based on currently available information a s t o the outcome and timing of future events. We caution you that these forward - looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are be yon d Legacy’s and the Company’s control, that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any even t, change or other circumstances that could give rise to the termination of the Business Combination Agreement, (2) the outcome of any legal proceedings that may be instituted against Legacy and other transaction p art ies following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Transaction, including due to the inability to sat isfy conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could otherwise cause the Transaction to fail to close; (5) the receipt of an unsolicited o ffe r from another party for an alternative business transaction that could interfere with the proposed Transaction; (6) the inability to obtain or maintain the listing of the post - acquisition company’s common stock on the New York Stock Exchange following the proposed Transaction; (7) the risk that the proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed Transaction; (8) the a bil ity to recognize the anticipated benefits of the proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to operate cohesively as a standalone group , g row and manage growth profitably and retain its key employees; (9) costs related to the proposed Transaction; (10) changes in applicable laws or regulations; (11) the possibility that the Company or the combined c omp any may be adversely affected by other economic, business, and/or competitive factors; (12) the aggregate number of Legacy shares requested to be redeemed by Legacy’s stockholders in connection with the proposed Tra nsaction; (13) disruptions in the economy or business operations of the Company or its suppliers due to the impact of COVID - 19; (14) the outcome of the pending legal proceeding with certain of the Company’s stockhol ders; (15) potential audit and other related adjustments to the Company’s financial statements in connection with the independent Public Company Accounting Oversight Board audit of its annual historical financ ial statements, as well as potential adjustments to the unaudited non - GAAP interim financial results of the Company; and (16) other risks and uncertainties indicated from time to time in the information statement relat ing to the proposed Transaction, including those under “Risk Factors” therein, and in Legacy’s other filings with the SEC, including the Information Statement and Schedule TO that will be filed with the SEC in connection with the Transaction. Financial Statements The Company’s annual historical financial information has been audited by an external CPA firm under Public Company Accountin g O versight Board (“PCAOB”) standards applicable to private companies. Additionally, the Company’s interim financial results included in this presentation reflect unaudited, non - GAAP financials and are potentially sub ject to further adjustment. As a result of the foregoing considerations and the other limitations described herein, investors are cautioned not to place undue reliance on the annual historical financial information and/or t he interim financial results contained in this Presentation.

3 Disclaimer Non - GAAP Financial Measures Certain financial information and data contained this Presentation is unaudited and does not conform to Regulation S - X. Accordin gly, such information and data may not be included in, may be adjusted in or may be presented differently in, any information or proxy statement, or prospectus or registration statement to be filed by Legacy w ith the SEC. Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA, and Adjusted EBITDA Margin, has not been prepared in accordance with United States generally accepted accoun tin g principles (“GAAP”). These non - GAAP measures of financial results are not GAAP measures of our financial results or liquidity and should not be considered as an alternative to net income (loss) as a measu re of financial results, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Legacy and the Company believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses th ese non - GAAP measures for trend analyses and for budgeting and planning purposes Legacy and the Company believe that the use of these non - GAAP financial measures provides an additional tool for investors to us e in evaluating projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. Managem ent does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non - GAAP financial measures is that the y exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgmen ts by management about which expense and income are excluded or included in determining these non - GAAP financial measures. In order to compensate for these limitations, management presents non - GAAP financial measures in co nnection with GAAP results. You should review the Company audited financial statements, which will be included any information or proxy statement, or prospectus or registration statement to be filed by Le gacy with the SEC. A reconciliation of some of these Non - GAAP financial measures to the to the most directly comparable GAAP financial measures can be found at Slide 41 of this Presentation. A reconciliation for the Company’s non - GAAP financial measures for interim periods through September 2020 or 2020E through 2022E non - GAAP financial measures to the most dir ectly comparable GAAP financial measures is not included in this Presentation, because, without unreasonable efforts, the Company is unable to predict with reasonable certainty the amount or timing of non - GA AP adjustments that are used to calculate these Non - GAAP financial measures. The recipient is cautioned not to place undue reliance on these non - GAAP financial measures. Projected Financial Information This Presentation contains financial forecasts, including with respect to the Company’s estimated revenue, revenue growth, ad jus ted EBITDA, revenue CAGR, gross profit and percentage margin. Neither the Company’s CPA nor the independent registered public accounting firm of Legacy, audited, reviewed, compiled, or performed any procedures wi th respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpos e o f this Presentation. These projections should not be relied upon as being necessarily indicative of future results. Any estimates, forecasts or projections set forth in the Presentation have been prepared by Legacy and the Company in good fa ith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis and reflect numerous judgments, estimates and assumptions that are i nhe rently uncertain in prospective financial information of any kind. As such, no representation can be made as to the attainability of such estimates, forecasts and projections. The recipient is cautioned that such estima tes , forecasts or projections have not been audited and have not been prepared in conformity with GAAP. The estimates, forecasts and projections included in this Presentation are subject to a wide variety of significant bus ine ss, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, which include, but are not limited to, those mentio ned in the prior paragraphs under the caption “Forward - Looking Statements.” The recipient therefore should not rely on the estimates, forecasts or projections contained in the Presentation. Important Information about the Information Statement and the Proxy Statement Legacy will prepare and file with the SEC an Information Statement for its stockholders containing the information with respe ct to the transaction specified in Schedule 14C promulgated under the Exchange Act and describing the proposed business combination and the other transactions contemplated by the Business Combination Agreement. I n a ddition, in connection with the proposed amendments (the “Warrant Amendments”) to the Warrant Agreement between Legacy and Continental Stock Transfer & Trust Company, dated as of November 16, 2017, Legacy in ten ds to file a preliminary proxy statement with the SEC. Legacy’s security holders and other interested persons are advised to read the applicable information statement or proxy statement and the respective amend men ts thereto and other relevant materials to be filed in connection with the proposed business combination and Warrant Amendments, respectively, with the SEC, including, when available, a definitive information sta tement on Schedule 14C and a definitive proxy statement on Schedule 14A and the respective documents incorporated by reference therein, as these materials will contain important information about the busin ess combination and Warrant Amendments, as applicable. When available, the definitive information statement or definitive proxy statement and other relevant materials for the business combination and Warrant Ame ndm ents, respectively, will be mailed to the applicable securityholders of Legacy as of a record date to be established for voting on the business combination and Warrant Amendments. Securityholders will also be able to obtain copies of the preliminary information statement or the preliminary proxy statement, or the definitive information statement or the definitive proxy statement and other documents filed with the SEC that will be incorp ora ted by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secre tar y, (513) 618 - 7161.

4 Disclaimer Important Information about the Tender Offer Pursuant to the Business Combination Agreement, Legacy may consummate its initial business combination with the Company and c ond uct redemptions of the issued and outstanding shares of Legacy’s Class A common stock, par value $0.0001 per share (the “Common Shares”) through a cash tender offer, which has not yet commenced. Each descr ipt ion contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy the Common Shares will be made pursuant to an offer to purchase and related materials t hat Legacy intends to file with the SEC. At the time the offer is commenced, Legacy will file a tender offer statement on Schedule TO with the SEC. The tender offer statement (including an offer to purchase, a related le tte r of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the cash tender offer. These materials will be sent fr ee of charge to all security holders of Legacy when available. In addition, all of these materials (and all other materials filed by Legacy with the SEC) will be available at no charge from the SEC through its website at www .se c.gov. Security holders may also obtain free copies of the documents filed with the SEC by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (51 3) 618 - 7161. Security holders of Legacy are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the cash te nde r offer because they will contain important information about the cash tender offer, the business combination transaction and the parties to the Business Combination Agreement. Participants in the Solicitation Legacy and its directors and executive officers may be deemed participants in the solicitation of consents from Legacy’s warr ant holders with respect to the Warrant Amendments. A list of the names of those directors and executive officers and a description of their interests in Legacy will be contained in Legacy’s definitive proxy statement th at will be filed with respect to the Warrant Amendments and in its annual report on Form 10 - K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at ww w.s ec.gov, or by directing a request to: Legacy Acquisition Corp., 1308 Race Street, Suite 200, Cincinnati, Ohio 45202, Attention: Secretary, (513) 618 - 7161. Additional information regarding the interests of such participant s will be contained in the proxy statement for the Warrant Amendments, when available. No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This presentation shall also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in whi ch such offer, solicitation or sale would be unlawful. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption thereto.

5 Legacy Acquisition Corp. CARiD Today’s Participants Darryl McCall President & COO, Legacy ▪ Former EVP and Executive Committee Member at Coty Inc. ▪ Spent 30 years at Procter & Gamble Company (“P&G”) as a VP of Product Supply and GM of Global Personal Cleansing Care, where he oversaw 37 manufacturing centers and 16,000 employees ▪ More than 35 years of consumer operating experience Richard D. White Director, Legacy ▪ More than 30 years of investment banking, private equity, and corporate governance experience ▪ Former Managing Director and Head of the Private Equity and Special Investments Department of Oppenheimer & Co. Inc., and as a partner at its predecessor, CIBC Capital Partners/CIBC World Markets ▪ Current Board Member at G - III Apparel Group, Ltd. Prashant Pathak Chairman, Onyx Enterprises Int’l, Corp. (d.b.a. “CARiD”) ▪ Over 20 years of extensive management, operations and investment experience ▪ Former Partner of McKinsey & Company ▪ Appointed by Government of Canada on Board of Business Development Bank of Canada ▪ Former Chairman of BDC Venture Capital, Canada’s largest VC program ▪ Board member of MARS Discovery District, North America’s largest urban innovation hub Antonino Ciappina Chief Executive, (1) Onyx Enterprises Int’l, Corp. (d.b.a. “CARiD”) ▪ Digital commerce leader with over 17 years of experience in marketing, analytics, business planning, eCommerce operations and technology ▪ Formerly Senior Director of eCommerce & Digital Marketing at Foot Locker Retail, Inc. ▪ Served previously as Chief Marketing Officer at CARiD (1) Subject to approval by Board of Directors.

6 I. Introduction II. Business Overview and Key Investment Highlights III. Executing the Growth Strategy IV. Financial Overview Appendix Agenda

Introduction

8 Legacy Acquisition Corp. at a Glance x Special purpose acquisition corporation – equity raised on November 21, 2017 x The Legacy team: former Procter & Gamble executives with extensive operating experience x Consumer goods and marketing experience across eCommerce, online marketplaces, traditional retail, and wholesale channels x Highly complementary expertise with leading consumer brands x Significant experience with consumer insights, brand building, and innovation

9 Why Legacy Chose CARiD Valuation Legacy Provides Key Investment Highlights Surging eCommerce adoption 1 Custom built tech - stack for a complex, multidimensional fitment industry 2 Capital efficient model 3 Strong financial performance with additional value streams ready to be unlocked 4 Experienced management team & global footprint 5 Marketing, operational, and branding expertise 6 Capital available to enhance CARiD’s growth 7 Attractive valuation upside relative to primary publicly - list ed peer, PRTS 8

10 Pro Forma Shares Outstanding (MM) 38.7 Legacy Illustrative Share Price $10.00 Equity Value $386.6 Plus: Pro Forma Debt 0.0 Less: Pro Forma Cash (4) (55.5) Pro Forma Enterprise Value $331.1 Implied Valuation Pro Forma EV / 2021E Net Revenue ($464.8 million) 0.7x Pro Forma EV / 2021E Adjusted EBITDA ($23.8 million) 13.9x Overview of Key Terms • Enterprise value of $331.1 million • Represents a 0.7x EV / 2021E Revenue multiple, a discount to primary publicly - listed peer, PRTS’, EV / 2021E Revenue multiple of 1.0x (1) • Represents an 13.9x EV / 2021E Adjusted EBITDA multiple, a discount to PRTS’ EV / 2021E Adjusted EBITDA multiple of 20.6x (1) • CARiD existing common shareholders rolling 100% of equity in CARiD, which represents 67.1% of the pro forma Company • Reflects aggregate common equity consideration of $265.0 million net of estimated expenses of $5.8 million resulting in a non - cash purchase of equity in CARiD of $259.2 million • CARiD will be well - capitalized with up to $55.5 million of cash on the balance sheet at close to fund future growth and potential accretive strategic acquisitions • Legacy Founders forfeit 3.0 million founder shares and 14.58 million private placement warrants at close (2) • 30.0 million public warrants and 2.9 million private placement warrants held by certain institutional investors will be exchanged for 0.065 of Class A common stock per warrant and $0.35 per warrant in cash, representing an aggregate exchange value of $1.00 per warrant (3) • Transaction close expected November 2020 Sources and Uses Enterprise Value Pro Forma Equity Ownership Transaction Overview Source: Company - provided financials. Note: CARiD annual historical financials are audited by an external CPA firm under PCAOB standards applicable to private comp ani es. Outstanding shares may increase or decrease based on a final determination of CARiD’s working capital balance that will o ccu r 90 days following the close of the Transaction. Certain transaction expenses may be settled via issuance of additional shares upon mutual agreement of the Company and the pa yee . For reconciliation of non - GAAP financials to their most directly comparable GAAP financial measures see page 41. | (1) Based o n Wall Street analyst consensus estimates as of 10/2/20. | (2) Does not include additional forfeiture of Founders Shares if cash in trust is less than $54MM or if Buyer transaction expenses exceed a $16.4MM. | (3) Assumes no redemptions in connection with the business combination. Upon amendment of the wa rra nt agreement, total consideration for each warrant will be $1.00. If cash in trust is above $60MM, the cash component becomes 35 cents in cash; if cash in trust is betw een $44 - $60MM, cash component decreases to 25 cents and the share component adjusts to 0.075 of a share in Class A common stock; if cash in trust is less than $44MM the consideration will be 18 cents, and the share component adjusts to 0.082 of a share of Class A stock . | (4) Includes CARiD cash balance of $45.7MM as of 6/30/20. CARiD Shareholders 67.1% IPO Investors 15.8% Legacy Founders 11.6% Former Warrant Holders 5.5% (2) ($ in Millions, except per share) ($ in Millions) (3) Proposed Sources Legacy Cash in Trust (3) $63.8 CARiD Cash Balance 45.7 Non-Cash Purchase of Equity in CARiD (25.918 M Shares) 259.2 Warrant Amendment - New Shares (2.139 M Shares) 21.4 Total Sources $390.1 Proposed Uses Non-Cash Purchase of Equity in CARiD (25.918 M Shares) $259.2 Redemption of CARiD Preferred Stock 20.0 Transaction Expenses 22.5 Warrant Amendment - New Shares (2.139 M Shares) 21.4 Warrant Amendment - Cash 11.5 Cash to Balance Sheet 55.5 Total Uses $390.1 Non-Cash Purchase of Equity in CARiD Calculation Aggregate Common Equity Consideration $265.0 Estimated Expenses (5.8) Non-Cash Purchase of Equity in CARiD $259.2

11 Peer Benchmarking Comparison EV/2021E Adj. EBITDA 2019A - 2021E Revenue CAGR EV/2021E Revenue eCommerce Auto Parts Retailers / Distribution (3) eCommerce (4) (1) Source: Capital IQ, Wall Street research, company filings and Company - provided financials and projections. | Note: Market data a s of 10/2/20; Multiples greater than 60.0x or less than 0.0x are shown as "NM.” For reconciliation of CARiD non - GAAP financials to their most directly comparable GAAP financial measures see pag e 41. | (1) CARiD EV based on expected implied enterprise value of $331.3 million. | (2) PRTS EV pro forma for 8/14/20 issuance of 4.9MM primary shares | (3) Auto Parts Retailers / Di str ibution peers include: Advance Auto Parts, AutoZone, Genuine Parts, LKQ and O’Reilly Automotive. | (4) Vroom metrics shown comprised of eCommerce revenue only, excluding Texas Direct Aut o. 13.9x 20.6x 11.9x NM NM NM NM 19.1x NM NM 39.9x NM NM 16.3x 0.7x 1.0x 1.3x 2.0x 2.9x 1.3x 4.9x 2.3x 2.8x 2.4x 1.3x 0.4x 1.2x 1.6x 27.2% 23.5% 1.8% 32.9% 86.1% 55.5% 41.1% 35.8% 35.0% 30.9% 28.6% 19.9% 14.1% 9.8% (2)

Business Overview and Key Investment Highlights

13 CARiD Investment Highlights Tech - enabled digital commerce platform focused on transforming the auto aftermarket parts industry Surging eCommerce adoption 1 Experienced management team & global footprint 5 Strong financial performance with additional value streams ready to be unlocked 4 Capital efficient model 3 Custom built tech - stack for a complex, multidimensional fitment industry 2

14 $ 12 $ 16 $ 22 2019 2020E 2023E 1. Surging eCommerce Adoption (1) SEMA; reflects 2019 market data. | (2) Auto Care Association; reflects 2019 market data for the U.S. Motor Vehicle Afterm ark et. | (3) Hedges & Company. Acceleration in US Automotive Aftermarket eCommerce Sales (3) Large Addressable US Automotive Aftermarket Opportunity “Core” US Enthusiast Automotive Aftermarket (1) Overall US Automotive Aftermarket (2) YoY Growth 30.0% CAGR 11.2% Incremental Immediate $3.7B Canadian eCommerce Market Opportunity (3) ($ in billions) ($ in billions) Aftermarket product complexity creates unique challenges – platforms that have differentiated technology, product data and consumer engagement are best suited to meet the complex requirements of the aftermarket and will experience outsized growth $ 46 $ 404 2019 2019 CARiD is optimally positioned to take advantage of a growing market opportunity

15 1. Surging eCommerce Adoption Additional Vertical Expansion Increases TAM by an Additional $100B (1) Auto Care Association; reflects 2019 market data for the U.S. Motor Vehicle Aftermarket. | (2) SEMA; reflects 2019 market data. | (3) Outdoor Industry Association, IBIS World, Global Market Insights, Technavio, Freedonia. $ 404 B Overall U.S. Automotive Aftermarket (1) $11B Wheels, Tires, and Suspension $11B Performance Products (2) $25B Accessory & Appearance Products (2) $46B Specialty Automotive Equipment Market (U.S.) (2) CARiD Core Market CARiD Aggregate Automotive Opportunity (2) RV Camper $ 2 B Motorcycle $5B Boating $6B Powersports $6B Tools $13B Semi Truck $18B Outdoor/Recreation $72B $100B+ Additional Enthusiast Market Opportunity (3) Massive Automotive Market Opportunity

16 UX Customer Support Shipping & Returns Catalog Coverage • Fitment makes buying car parts and accessories challenging (UX) • Fitment demands extensive CS training in order to be effective • Shipping costs and the added risk of return shipping due to fitment hinders purchase confidence • Limited product assortments (breadth and depth) due to fitment causes consumer frustration 2. Custom Built Tech - Stack for a Complex, Multidimensional Fitment Industry Aftermarket Fitment is a Complex Problem

17 2. Custom Built Tech - Stack for a Complex, Multidimensional Fitment Industry (1) Representative Traditional eCommerce Platforms include Amazon, Canadian Tire, Ebay, JC Whitney, JEGS, Rock Auto, CarParts .co m, Walmart . | (2) Company provided information Un - curated vendor datasets result in transactional error Poor consumer engagement decreases conversion Limited SKU and brand availability Highly capital - intensive fulfillment networks Limited ability to service complex product portfolios in complementary market segments x Purpose - built data architecture & UX x 17M+ SKUs powered by Big Data x AI powered product recommendations x 400+ in - house produced videos (DIY & reviews) x 100s of articles & guides x 8 verticals x 1,000+ product lines x 5,000 brands x Largely inventory - efficient model x 2,500 supplier shipment locations x SME customer service teams x Successfully added 7 new verticals on Platform x Only 28 days to on - board a product category x SKU count more than tripled in 5 years Traditional eCommerce Platform (1) Digital Catalog Content / Shopping Experience Customer Service & Fulfillment Scalability Breadth of Offering (2)

18 2. Custom Built Tech - Stack for a Complex, Multidimensional Fitment Industry 23.5M Avg. Monthly Sessions (1) 67 Net Promoter Score (2) 17M+ SKUs Powered with AI (6) 7.3M Customers (3) 5K Active Brands ~5% Return Rate (4) 96% Fill Rate (1) 35% Repeat Customer Revenue (5) The Proof: Rewarding Shopper Search Experience and Accurate Item Matching Source: Company - provided information. | (1) January – July 2020 across all verticals. | (2) CARiD NPS calculated by the Company. | (3) Represents customers 2011 - 2019. | (4) January – June 2020 across all verticals | (5) % of 2019 revenue from customers who had made a prior purchase between 2011 - 2019; also includes repeat business from new customers in 2019 itself, in instances where new customers made multiple purchases in the year. | (6) Number of SKUs as of August 2020.

19 $398 $378 2. Custom Built Tech - Stack for a Complex, Multidimensional Fitment Industry 38% 35% O v er v i e w CarParts.com Financial Metrics ($ in millions) CARiD Key Metrics 67 Net Promoter Score (3) 50 Net Promoter Score (3) $250+ Average Order Value (2) $465 $428 <$100 Average Order Value (2) <1M Unique SKUs (4) 17M+ Unique SKUs (1) Profile ▪ Proprietary technology & data ▪ Traditional eCommerce retailer $7 $5 Source: Capital IQ, company filings and Company - provided information, financials and projections. Note: For reconciliation of CARiD non - GAAP financials to their most directly comparable GAAP financial measures see page 41. | (1) As of August 2020. | (2) Metrics shown for 2019. | (3) CARiD NPS calculated by the Company. CarParts.com NPS per Customer Guru as of 9/18/2020. | (4) As of 10 - Q filed in August 2020. CY2020E Revenue CY2021E Revenue CY2019A – CY2020E Revenue Growth 2019A Adj. EBITDA Business Overview ▪ GM% 2020 1H: 21% (limited fulfillment costs) ▪ Inventory - efficient model ($1M in PL) ▪ Limited risk of inventory obsolescence ▪ <10% of sales from third - party marketplaces ▪ TAM: Broad incl. new verticals, tires, & hard parts ▪ GM% 2020 1H: 34% (large fulfillment costs) ▪ Private label inventory model ($65M as of June) ▪ Up to 4% of obsolete inventory can be expected ▪ Reliant on marketplaces for 35% of sales ▪ TAM: Narrow sub - segment (primarily collision and engine)

20 2. Custom Built Tech - Stack for a Complex, Multidimensional Fitment Industry Source: Company - provided information. | (1) Equivalent calculated based off an estimated 4x - 5x pay - rate arbitrage; midpoint assumed. Core Expertise Data Cataloging Proprietary development tools, multi - stage quality assurance, and real customer feedback to build optimal data integrity Digital Marketing Offer products to the most relevant audience segments by defining the trends that matter and implementing cutting - edge advertising tactics eCommerce Experienced in creating efficient eCommerce solutions, Onyx’s experts are focused on increasing ROI and customer satisfaction Web Development Continuously enhancing and optimizing platforms to keep up with leading innovations and deliver a superior user experience Technology Development The Onyx team develops and implements new tools and techniques to create high - value market solutions Design / UX Maximizing customer satisfaction and loyalty through ease of use & refined design Content Development Ever - expanding inventory of engaging content that delivers value to customers at each stage of the buyer’s journey Order Fulfillment Effective, cutting - edge business strategies to fulfill customer needs & deliver the finest products as quickly as possible Automation Leveraging partially - and fully - automated processes, Onyx is always looking for efficiencies Contact Centers Onyx provides seamless omnichannel customer support at every interaction 13.8B+ Catalog Data Points All Development Managed through CARiD $100M+ US Equivalent Invested in Platform Development (1)

21 • Highly scalable • Low capital requirement & reduced risk • Geographical shipping speed and cost advantage (2,500 vendor shipping points) • Inventory - efficient model ($1M in PL) • Customers pay instantaneously via credit card • Attractive A/P terms • Low cost of funding current assets • Strong balance sheet 3. Capital Efficient Model Negative Working Capital Attractive Trade Cycle Virtual Fulfillment

22 $7 $18 $24 $32 2.4% 4.4% 5.1% 6.0% 2019 2020E 2021E 2022E $288 $398 $465 $535 2019 2020E 2021E 2022E 4. Strong Financial Performance with Additional Value Streams Ready to be Unlocked Key Margin Expansion Opportunities: x Increasing order volume unlocks improved pricing x Private label business driving premium margins x Pricing optimization x Shipping cost optimization x Cost leverage – scale benefits Key Growth Opportunities : x Diversified marketing x New verticals x Repairs and Body Parts segment x Vendor and SKU optimizations Net Revenue ($ in millions) 2019A - 2022E Net Revenue CAGR: 23% Adjusted EBITDA and % Margin (1) ($ in millions) 2019A - 2022E Adj. EBITDA CAGR: 68% Adj. EBITDA % Margin Source: Company - provided financials and projections. | Note: For reconciliation of non - GAAP financials to their most directly comparable GAAP financial measures see page 41. | (1) A Regulation G reconciliation of historical Adjusted EBITDA to the nearest GAAP metric is included in the Appendix. $500 million in Run - Rate Net Revenue with only $7 million in Receivables and Inventory and Negative Net Working Capital

23 5. Experienced Management Team & Global Footprint • Digital commerce leader with over 17 years of experience in marketing, analytics, business planning, eCommerce operations and technology • Formerly Senior Director of eCommerce & Digital Marketing at Foot Locker Retail, Inc. • Served previously as Chief Marketing Officer at CARiD • Operational Excellence Leader with over 17 years of experience in sales, operations and logistics roles • Extensive background focused on direct technology & execution - oriented operations, business development, engineering and program management • Formerly GM of Global Supply Chain & Operations at Wayfair Inc. • 40+ years of experience with a focus on achieving success combining financial strategies & operations to deliver business efficiency and profitability • Extensive experience in CRM/ERP integration and back - office management • International experience across multiple industries • Significant M&A and business integration track record Antonino Ciappina Chief Executive (1) Ajay Roy Chief Operating Officer Kailas Agrawal Chief Financial Officer Mark Atwater VP of Vendor Relations • 40 years of experience in vendor management and retail operations • Seasoned veteran of the automotive aftermarket industry • Served most recently as Operating Manager for F/X Automotive Representative Previous Experience (1) Subject to approval by Board of Directors.

24 5 . Experienced Management Team & Global Footprint Global team of resources directed and governed from CARiD’s New Jersey Headquarters Established Location & Resources Exclusive Wheel & Tire Operations Exploring Strategic Relationships (Canada, China & India) Costa Rica 120+ Resources Dedicated Contact Center Operations NJ 120 Resources Across 2 Primary Physical Locations • Management • Governance • Contact Center • Training & Dev • Creative Studio Europe (Ukraine) 800+ Resources Across 5 Physical Locations • Technology DevOps & IT • Product Data Development & UX • Backoffice Operations • Call Center Ops Philippines 100 Resources Dedicated Contact Center Operations Across 2 Physical Locations CARiD has a global footprint to service global consumers, but its focus has traditionally been in the US • New Jersey Headquarters • Global Customer Experience Center • Cost Efficient & Effective International Development and Support Teams

Executing the Growth Strategy

26 Strategic Initiatives Drive Compelling Near - and Long - Term Growth We Believe CARiD is Positioned to Capitalize on Organic Growth Opportunities Category expansion through cultivating other verticals, on boarding brands, and growing private label business Product Cultivation A. Data driven price elasticity testing drives volume growth and margin improvement Deploy Pricing Optimization Strategies B. Increase total market opportunity via effective targeted expansion in underserved geographies Geographic Expansion C. Build on branding through increased investment in digital and traditionally untapped marketing channels in an effort to unlock platform potential Diversify Marketing Mix D.

27 A. Product Cultivation Significant Opportunity Through Product Offering and Category Expansion x Leverage customer data to identify highly compelling products to import and private label x 100% growth delivered in 2020 on 11 CARiD private label brands x Meaningful private label success achieved to date with minimal resource investment - represents only a small fraction of the total opportunity x Untapped B2B wholesale opportunity Expand Private Label Business Proven transactional success for brand partners and consumers Established trust with vendors as a differentiated brand builder Leverage growing reputation as a “one - stop - shop” for enthusiast consumers Explore key relationships developed with several of the largest dealership groups to introduce OEM products into the Onyx catalog, potential for next day fulfillment of key OEM brands The picture can't be displayed. Onboard New Brands & Develop Existing Ones Cultivate Existing Products and Grow New Verticals BOAT / MARINE RECREATION CAR RV / CAMPER MOTORCYCLE SEMI TRUCK POWERSPORTS TOOLS

28 B. Deploy Pricing Optimization Strategies Consumer Price Elasticity Testing Elasticity testing will reveal product pricing opportunities Optimize price and volume to continue to enhance Gross Margin Dollars per SKU Increased growth and efficiencies enable enhanced per - unit costs from vendors/suppliers Improved unit economics drive pricing benefits for consumers Improved Vendor Pricing Power

29 C. Geographic Expansion CARiD intends to leverage its existing virtual warehouse infrastructure to begin international expansion of CARiD in Canada in the coming years We believe CARiD’s tech enabled eCommerce platform success can be replicated internationally, further expanding its market Canadian marketing initiatives and rollout of CARiD.ca are expected to kickstart penetration of Canadian market Automotive aftermarket eCommerce market in Canada estimated to reach US$3.7 billion in 2020 (1) Source: (1) Hedges & Company July 2020 Analysis The picture can't be displayed.

30 MAINTAIN SEM DOMINANCE SEARCH ENGINE MARKETING Over 75% of traffic & 60% of revenue is efficiently acquired INCREASE BRAND AWARENESS SOCIAL MEDIA & TV/VIDEO Leverage Social Media & TV/Video advertising to reach highly targeted new audiences and grow brand awareness INCREASE CUSTOMER ENGAGEMENT EMAIL, SMS & CHATBOTS Combine customer and product data with CRM automation tools to deliver highly personalized content across high - ROI channels MOTIVATE LOYALTY LOYALTY PROGRAM Inspire desired customer behaviors to profitably increase CLV using incentives and rewards D. Diversify Marketing Mix

Financial Overview

32 $288 $398 $465 $535 2019 2020E 2021E 2022E $217 $302 9 Mo.'19A 9 Mo.'20E CARiD Net Revenue Summary and Supporting Metrics ($ in millions) Source: Company - provided financials and projections. | Note: 9 months ending 9/30/2020 metrics consist of actual performance through calendar Q2 and estimated performance for calendar Q3 . CARiD annual historical financials are audited by an external CPA firm under PCAOB standards applicable to private companies. | (1) Interim results reflect unaudited, non - GAAP financials and are accordingly subject to further adjustments. 2019A - 2022E Net Revenue CAGR: 23% 2020E Gross Revenue by Source of Purchase YoY Growth: 39 % eCommerce 91% Marketplaces 9% Continued market share gains driven by: • New strategic initiatives: • OE parts • Pricing optimization • Installation partnerships • Diversified marketing • Vendor and SKU cultivation • Repair parts • Leverage new PARTSiD name for expansion of “ iD ” platform into new verticals, with particular upside in the motorcycle and power sports categories • Geographic expansion, with a significant near - term opportunity in Canada and additional upside in EMEA • Continued eCommerce tailwinds Net Revenue (1)

33 $7 $18 $24 $32 2.4% 4.4% 5.1% 6.0% 2019 2020E 2021E 2022E Adjusted EBITDA % Margin $61 $85 $102 $120 21.3% 21.4% 22.0% 22.5% 2019 2020E 2021E 2022E Gross Profit % Margin Adjusted EBITDA and % Margin (1) • Continued margin expansion driven by many operational initiatives: • As volume increases with vendors, CARiD can negotiate better pricing • CARiD is starting to import a larger proportion of goods itself, further saving costs • Shipping cost optimization • Benefits of scale • Price elasticity testing expected to reveal opportunities to maximize gross margin dollars (i.e., SKUs where CARiD has room to increase prices and still maintain volume or volume reduces to some degree but overall GMD expands) • Additionally, the private label business commands premium EBITDA margins, so CARiD’s consolidated EBITDA margin is expected to improve CARiD Gross Profit and Adjusted EBITDA Summary 2019A - 2022E Gross Profit CAGR: 26% ($ in millions) ($ in millions) Source: Company - provided financials and projections. Note: (1) For reconciliation of non - GAAP financials to their most directly comparable GAAP financial measures see page 41. Gross Profit and % Margin 2019A - 2022E Adj. EBITDA CAGR: 68%

34 Supplemental Balance Sheet and Cash Flow Data Source: Company - provided financials. CARiD: A Capital Efficient Model CARiD Balance Sheet Data ($ in millions) As of December 31, As of June 30, 2019 2020 ASSETS Cash $13.6 $45.7 Accounts Receivable 1.2 2.1 Inventory 3.4 5.4 Other Current Assets 2.7 2.3 Total Current Assets $20.9 $55.5 Net PP&E 11.0 11.2 Other Assets 0.8 0.5 Total Assets $32.7 $67.2 LIABILITIES AND EQUITY Current Liabilities $41.7 $74.8 Non-Current Liabilities 0.02 0.20 Total Liabilities $41.7 $75.0 Total Shareholders' Equity (Deficit) (9.0) (7.8) Total Liabilities & Equity $32.7 $67.2 CARiD Statement of Cash Flows Data ($ in millions) 12 Months Ending 6 Months Ending 12/31/19 6/30/20 Net (Loss) Income ($0.7) $1.4 Depreciation 5.8 3.3 Deferred Income Tax (0.1) 0.5 Gain on sale of assets (0.0) - Changes in Working Capital (0.8) 30.6 Net Cash from Operating Activities $4.3 $35.8 Net Cash from Investing Activities ($7.2) ($3.5) Net Cash from Financing Activities ($0.5) ($0.3) Net Change in Cash ($3.4) $32.1 Cash, Beginning of Period 17.1 $13.6 Cash, End of Period 13.6 $45.7

35 Thank You Tech - enabled digital commerce platform focused on transforming the auto aftermarket parts industry Surging eCommerce adoption 1 Experienced management team & global footprint 5 Strong financial performance with additional value streams ready to be unlocked 4 Capital efficient model 3 Custom built tech - stack for a complex, multidimensional fitment industry 2

Appendix

37 Legacy Acquisition Corp. Overview Legacy Has the Liquidity of a Publically Held Enterprise as well as Brand Building, Strategic and Operational Support LGC is a public company that combines the strength of a “strategic buyer” with the value creation capabilities and forward looking strategies of an innovative disruptor Company Overview • Legacy Acquisition Corp. (NYSE: LGC) is a Special Purpose Acquisition Corporation • Highly complementary expertise in consumer - facing brands • Founders from leading CPG & partners from major PE firms • Collectively, the founders’ experiences include: • 9 current/former CEOs and CFOs • Over 27 current/former board positions at public companies • The completion of ~$3 billion in private investments • Provides capital to fund growth and supercharge operations Key Management Edwin Rigaud Legacy Chairman & CEO, Principal Darryl McCall Legacy President & COO, Principal William Finn Legacy CFO Steven Davis Legacy Director Directors Richard White Legacy Director Andrew Code Legacy Director Sengal Selassie Legacy Director

38 Legacy Acquisition Corp. – Extended Team Legacy Advisory Council Lloyd Ward Co - Chairman Advisory Council ▪ More than 35 years of management and operating experience in consumer products ▪ Maytag Corp. – Former Chairman and CEO ▪ Procter & Gamble Company (17 years) – Former General Manager ▪ U.S. Olympic Committee – Former CEO and Secretary General ▪ Former Board Member at General Motors Company and JPMorgan Chase & Co. Gary McCullough Co - Chairman Advisory Council ▪ More than 30 years of business experience in consumer products ▪ TransDigm Group, Inc. – Current Board Member ▪ Career Education Corp. – Former President, CEO and Board Member ▪ Procter & Gamble Company ( 13 years) – Former General Manager ▪ The Sherwin - Williams Company – Former Board Member Ronald Tysoe Member Advisory Council ▪ More than 30 years corporate finance and management experience in consumer - retail ▪ Macy’s, Inc. – Vice Chairman of Finance and Real Estate ▪ Perella Weinberg Partners – Former Senior Adviser ▪ Current Board Member at J.C. Penney Company, Inc., Cintas Corporation, and Scripps Networks Interactive Kimberly Blackwell Member Advisory Council ▪ Seasoned business executive with over 25 years of marketing and advertising experience ▪ PMM Agency – Founder and Chief Executive Officer ▪ Serves as a key consultant to C - Suite executives at Fortune 1000 companies and government agencies ▪ National Women’s Business Council – one of eight female CEOs Geoffrey Marshall Member Advisory Council ▪ More than 40 years corporate finance, operations, and supply chain management experience ▪ Procter & Gamble Company ( 30 years) – Former Global Supply Chain Finance Director and Director of Global Business Development ▪ Implemented one of the largest post - acquisition integrations in the company's history

39 Legacy Acquisition Corp. – Extended Team (Continued) Legacy Advisory Council Kenneth Robinson Member Advisory Council ▪ More than 35 years of management and operating experience in consumer products ▪ Procter & Gamble Company (21 years) – Former Chief Audit Executive and Vice President of Finance for the Global Personal Beauty Care and Global Internal Audit segments ▪ Current Board Member at Morgan Stanley Private Bank, National Association Manuel Perez de la Mesa Member Advisory Council ▪ More than 40 years of management, financial, and operating experience ▪ Pool Corporation – Current CEO and President (16 years) and former COO ▪ Watsco, Inc. – VP of Distribution Operations ▪ Fresh Del Monte Produce, B.V and IBM Corp. – Various general, financial, and management positions Jules Kaufman Member Advisory Council ▪ Experienced general counsel and executive with significant experience serving as a strategic and legal advisor to boards of directors and management teams in the consumer sector ▪ Coty Inc. – General Counsel and Secretary ▪ Colgate - Palmolive Company – Former VP, General Counsel for the Europe / South Pacific division Jim Stengel Member Advisory Council ▪ More than 20 years of marketing experience in consumer products ▪ The Jim Stengel Group – President and CEO ▪ Procter & Gamble Company ( 11 years) – Former Global Marketing Officer ▪ Author of two books ▪ Former Board Member for AOL, Motorola, Inc. and MarketShare ▪ Adjunct Professor at Kellogg | Northwestern

40 Supplemental Income Statement Data Source: Company - provided financials. | Note: (1) For reconciliation of non - GAAP financials to their most directly comparable GAAP financial measures see page 41. | (2) H1 20 19A numbers reflect unaudited, non - GAAP financials and are subjected to further adjustment and H1 2020A numbers reflect GAAP financials CARiD Income Statement Data ($ in millions) FY 2017A FY 2018A H1 2019A (2) FY 2019A H1 2020A (2) FY 2020E Net Revenue $244.7 $288.6 $146.5 $287.8 $184.6 $397.7 YoY % Growth 18.0% (0.3%) 38.2% Cost of Goods Sold 188.9 227.0 115.2 227.1 145.2 312.7 Gross Profit $55.7 $61.7 $31.4 $61.2 $39.4 $85.0 % Margin 22.8% 21.4% 21.4% 21.3% 21.3% 21.4% EBITDA (1) $5.9 $3.8 $3.7 $5.1 $5.2 $16.7 Adjusted EBITDA (1) $11.1 $8.8 $4.4 $6.8 $6.2 $17.7 % Margin 4.5% 3.1% 3.0% 2.4% 3.3% 4.4%

41 Non - GAAP Financial Measures Certain financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X. Accor dingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any information, proxy statement, prospectus or registration statement to be filed by Legacy with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, has not been prepared in acc ord ance with United States generally accepted accounting principles (“GAAP”). These non - GAAP measures of financial results are not GAAP measures of our financial results or liquidity an d should not be considered as an alternative to net income (loss) as a measure of financial results, cash flows from operating activities as a measure of liquidity, or any other perfor man ce measure derived in accordance with GAAP. Legacy and the Company believe these non - GAAP measures provide useful information to management and investors regarding certain financial and b usiness trends relating to the Company’s financial condition and results of operations. The Company’s management uses these non - GAAP measures for trend analyses and for budgeting and planning purposes. Legacy and the Company believe that the use of these non - GAAP financial measures provides an additional tool for investors to us e in evaluating projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measur es to investors. Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limit ati on of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, the y are subject to inherent limitations as they reflect the exercise of judgments by management about which items of expense and income are excluded or included in determining these non - GAAP financ ial measures. In order to compensate for these limitations, management presents non - GAAP financial measures in connection with GAAP results. You should review the Company’s au dited financial statements, which will be included in any information, proxy or tender offer statement, prospectus or registration statement to be filed by Legacy with the SEC. A reconciliation for the Company’s non - GAAP financial measures for interim and monthly periods through August 2020 or 2020E thro ugh 2022E non - GAAP financial measures to the most directly comparable GAAP financial measures is not included in this Presentation, because, without unreasonable efforts, the Com pany is unable to predict with reasonable certainty the amount or timing of non - GAAP adjustments that are used to calculate these Non - GAAP financial measures. You are cautioned not to place u ndue reliance on these non - GAAP financial measures. Reconciliation of Non - GAAP Financial Measures Source: Company - provided financials. | Note: (1) H1 2019A numbers reflect unaudited, non - GAAP financials and are subjected to further adjustment and H1 2020A numbers reflect GAAP financials ($ in millions) FY 2017A FY 2018A H1 2019A (1) FY 2019A H1 2020A (1) Net Income $2.2 ($0.6) $1.0 ($0.7) $1.4 Add: Taxes 0.6 0.1 0.0 (0.1) 0.5 Add: Depreciation 2.8 4.3 2.7 5.8 3.3 Add: Interest 0.3 0.0 0.0 0.0 0.0 EBITDA $5.9 $3.8 $3.7 $5.1 $5.2 Add: Founders' Performance Incentives 3.5 0.7 - - 0.4 Add: Settlement Expenses - 2.6 - 0.3 - Add: Payroll Related to Founders 1.7 1.8 0.6 1.4 0.5 Adjusted EBITDA $11.1 $8.8 $4.4 $6.8 $6.2